Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156633

KBS STRATEGIC OPPORTUNITY REIT, INC.

SUPPLEMENT NO. 8 DATED SEPTEMBER 10, 2010

TO THE PROSPECTUS DATED MARCH 31, 2010

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT, Inc. dated March 31, 2010, as supplemented by supplement no. 1 dated April 20, 2010, supplement no. 2 dated May 18, 2010, supplement no. 3 dated June 22, 2010, supplement no. 4 dated August 2, 2010, supplement no. 5 dated August 13, 2010, supplement no. 6 dated August 23, 2010 and supplement no. 7 dated September 7, 2010. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the acquisition of three separate non-performing first mortgage loans.

Investment in Roseville Commerce Center Mortgage Portfolio

On September 10, 2010, we, through an indirect wholly owned subsidiary, purchased three separate non-performing first mortgage loans (collectively, the “Roseville Commerce Center Mortgage Portfolio”). We acquired all three loans at varying discounts from Heritage Bank of Commerce, which is not affiliated with us or our advisor. The first loan with an outstanding unpaid principal balance of $8.5 million is secured by three industrial flex buildings containing 68,431 rentable square feet (the “Roseville Commerce Center First Mortgage I”) and was acquired for $4.0 million plus closing costs. The second loan with an outstanding unpaid principal balance of $4.7 million is secured by two industrial flex buildings containing 44,910 rentable square feet (the “Roseville Commerce Center First Mortgage II”) and was acquired for $1.7 million plus closing costs. The third loan with an outstanding unpaid principal balance of $1.5 million is secured by four parcels of partially improved land encompassing 6.0 acres (the “Roseville Commerce Center First Mortgage III”) and was acquired for $0.2 million plus closing costs. We funded the acquisition of each of the loans in the Roseville Commerce Center Mortgage Portfolio with proceeds from this offering.

The borrowers under each of the three loans in the Roseville Commerce Center Mortgage Portfolio are affiliates of Mac Millan Partners, Inc., which is not affiliated with us or our advisor. The collateral securing the loans in the Roseville Commerce Center Mortgage Portfolio is located at 10556-10612 Industrial Avenue in Roseville, California. The buildings securing the Roseville Commerce Center First Mortgage I and the Roseville Commerce Center First Mortgage II are collectively 38% leased. Each of the loans in the Roseville Commerce Center Mortgage Portfolio bears interest at 5.5% and matures in September 2011. Each of the loans may be prepaid at any time, subject to a payment of a minimum interest charge. Monthly payments on each of the loans include interest and principal payments. All three first mortgage loans are cross-defaulted.